SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

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FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Pursuant to a requirement of the Mexican Securities and Exchange Commission or CNBV (¨Comisión Nacional Bancaria y de Valores¨) applicable to all issuers, we hereby present the following Quantitative and Qualitative Disclosure of Derivative Financial Instruments of Fomento Económico Mexicano, S.A.B de C.V. (“FEMSA”) as of September 30, 2008:

i)	Management Discussion of Financial Derivative Instruments Policies:

The Company allows, as part of its Risk Management Policy, the use of derivative financial instruments, to reduce operating risk and uncertainty of operating and financial volatility.  The Company does not use derivative instruments for speculative purposes; although, given Mexican accounting guidelines regarding hedging positions, some instruments may not qualify as accounting hedges.

The company solely executes derivative transactions with institutions it deems to have an appropriate credit profile and it enters into these transactions through standardized ISDA Contracts for Financial Derivative Transactions, Global Derivatives Contract, or similar documentation.

As part of the internal control processes of its Risk Management Policy, the Company has a Finance Committee that reports to the Board of Directors. Among the duties of the Finance Committee is to define the financial strategy for the Company and to evaluate risk management practices, including in connection with the use of derivatives.  The Finance Committee defines what it considers to be the optimal financial structure, determines the level of exposure of the Company and keeps track of the financial derivatives contracted by the Company in the Committee’s quarterly meetings. In addition, the Company has an external auditor, which as part of its responsibilities audits the operating effectiveness of the control activities in respect of the Company’s financial derivatives positions.

ii)	General Description of Valuation Methods:

The Company values and records on its balance sheet derivative financial instruments and hedging activities, including certain derivative instruments embedded in other contracts, as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized by the financial sector.

The Company designates its financial instruments as cash flow hedges at the inception of the hedging relationship, when transactions meet all hedging accounting requirements. For cash flow hedges, the effective portion of the valuation is recognized temporarily in cumulative other comprehensive income within stockholders’ equity and subsequently reclassified to current earnings at the same time the hedged item is recognized. When derivative instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income. For fair value hedges, changes in fair value are recorded in the consolidated results in the period the change occurs as well as the changes in the market value from the notional amount.

The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition, such as certain leases denominated in US dollars. When an embedded derivative is identified and the host contract has not been stated at fair value and there are adequate elements for its valuation, the embedded derivative is segregated from the host contract, stated at fair value and is either classified as trading or as a hedge. Changes in the fair value of the embedded derivatives at the closing of each period are recognized in current earnings.

iii)	Management Discussion of internal and external liquidity sources:

The Company currently has access to different short term financing options in the bank market, with national and international institutions, which have allowed the Company to fund its treasury requirements. The Company is rated with the highest investment grade for a Mexican Corporate (AAA) granted by Fitch Ratings and Standard & Poors, which we believe allows the Company to consider this market as an option for available capital resources.  Also, the Company actively manages its operating cash flows, allowing flexibility in the use of capital expenditures and other operating expenses.

Additionally, the company has different options for long term funding, with the national and international bank markets, including the ability to potentially access to the international capital markets through potential bond issuances.

iv)	Explanation of Derivative Financial Instruments, Risks and Results (Amounts expressed in millions of Mexican Pesos).

a)	Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments are recognized in the consolidated balance sheet at their estimated fair value and have been designated as a cash flow hedge. The estimated fair value is based on quoted market prices for the termination of the contract at the end of the period. Changes in fair value are recorded in cumulative other comprehensive income.

For the three months ended September 30, 2008, the net effect of expired derivative contracts is included in the consolidated results as an interest expense and amounted to Ps. 100.

A certain portion of the Company’s interest rate swaps does not meet the hedging criteria for accounting purposes. Consequently changes in the estimated fair value of ineffective portion were recorded in the consolidated results as part of the integral result of financing. The notional amount of derivative contracts as of September 30, 2008 was Ps. 1,600 and expires in 2012, generating an asset of Ps. 25. The net effect of expired derivative contracts for the three months ended September 30, 2008 that do not meet the hedging criteria for accounting purposes resulted in a gain of Ps. 25.

b)	Forward Agreements to Purchase Foreign Currency:

The Company entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies. These instruments are recognized at their estimated fair value which is determined based on prevailing market exchange rates to end the contracts at the end of the period. These forward agreements have been designated as a cash flow hedge, therefore the changes in the fair value are recorded in cumulative other comprehensive income. As of September 30, 2008, the Company has forward contracts to buy foreign currencies with a notional amount of Ps. 2,589. These contracts expire in 2009 and as of September 30, 2008 they have generated an asset of Ps. 9.

During the third quarter of 2008, the Company recorded a net gain on expired forward contracts of Ps. 107 as part of foreign exchange gain.

As of September 30, 2008, certain of the Company’s forward agreements to buy U.S. dollars and other currencies did not meet the hedging criteria for accounting purposes; consequently, changes in the fair value were recorded in the consolidated results as part of the integral result of financing. The notional amount of those forward agreements to purchase foreign currency maturing in 2009 is Ps. 1,724 and they generated a liability of Ps.118. The net effect of expired contracts during the third quarter of 2008 that did not meet the hedging criteria for accounting purposes resulted in a loss of Ps. 93 recorded in the results.

c)	Cross Currency Swaps:

The Company enters into cross currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is estimated based on formal technical models with the exchange rate and interest rate in the market at the end of the period. These cross currency swap agreements have been designated as a cash flow hedge; therefore the changes in the fair value were recorded as other comprehensive income. As of September 30, 2008, the Company has cross currency swap agreements outstanding with a notional amount of Ps. 2,657, expiring in 2013 and generated a fair value asset of Ps. 70. The net effect of expired contracts for the three months ended as of September 30, 2008 was included in interest expense and amounted to Ps. 37.

As of September 30, 2008, certain cross currency swap instruments did not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value are recorded as a gain or loss in the market value on ineffective portion of derivative financial instruments in the consolidated results as part of the integral result of financing. Those contracts with a notional amount of Ps. 1,840 expire in 2012 and generated an asset of Ps. 39 as of September 30, 2008. The expired contracts for the three months ended as of September 30, 2008 resulted in a loss of Ps. 166.  All the effects where recorded in the results.

Additionally, the company has cross currency derivatives designated as a fair value hedge. As of September 30, 2008, the notional amount of such contracts is Ps. 3,026 and expire in 2017, generating an asset of Ps. 121.  The changes in the fair value of the derivative are recorded in the consolidated results as the net effect of the primary position market value. The effect of expired contracts for the three months ended September 30, 2008, included in interest expense amounted to Ps. 12.

d)	Commodity Price Contracts:

The Company enters into different commodity price contracts to reduce its exposure to the fluctuation in the costs of certain raw material. The fair value is estimated based on the market valuations for the termination of the contracts at the date of closing of the period. These contracts hedge the flow of an expected transaction, therefore the changes in the fair value are recorded in cumulative other comprehensive income. The Company has commodity price contracts with maturity dates ending in 2013, with a notional amount of Ps. 5,477 and had recorded a fair value liability of Ps. 631. For the three months ended September 30, 2008, the net effect of expired commodity price contracts were gains of Ps. 42 and were recorded as part of operating income impacting the related raw material cost.

As of September, 30, 2008, certain commodity price contracts to reduce the exposure to risk of certain raw material costs, did not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value are recorded as part of the market value gain (loss) on ineffective portion of derivative financial instruments within the consolidated income statement. As of the end of September 30, 2008, the net effect of those contracts was a gain of Ps. 19.

e)	Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on formal technical models using market quotation of the exchange rate for the termination of the contract as of the date of the closing of the period. Changes in the fair value were recorded in current earnings in the integral result of financing as market value on derivative financial instruments. As of third quarter 2008, the net effect of embedded derivative financial in the results was a loss of Ps. 17.

v)	Quantitative Information

Summary of Financial Derivative Instruments as of September 30, 2008
(Amounts expressed in millions of nominal mexican pesos)

Type of derivative, value or contract	Purpose of Hedge or other purposes, such as negotiation	Notional Amount / Nominal Value (1)	Value of Underlying Asset / Variable of reference (2)		Fair Value (3)		Maturities per year (4)	Collaterals / Lines of Credit/ Guarantees
			Actual Quarter	Previous Quarter	Actual Quarter	Previous Quarter
Currencies (FX)	Accounting	$2,588.8	$2,579.7	$2,645.8	$9.0	-$57.1	2009	N/A
Aluminum Options	Accounting	$129.6	$122.4	$93.2	$7.2	$36.3	2009	N/A
Aluminum Swaps	Accounting	$4,085.9	$4,531.6	$3,897.3	-$445.7	$188.6	2011	N/A
Natural Gas Swap	Accounting	$696.8	$891.7	$564.4	-$194.9	$132.4	2013	N/A
Interest Rate Swap (IRS)	Accounting	$12,639.3	$12,661.6	$12,288.1	-$22.3	$351.2	2014	N/A
Cross Currency Swaps (CCS)	Accounting	$5,682.9	$5,492.4	$5,772.7	$190.5	-$89.9	2017	N/A
Sugar Futures	Accounting	$564.2	$562.2	$499.4	$2.3	$65.1	2009	$32.3

Currencies (FX)	Non accounting	$1,756.2	$1,843.3	N/A	-$87.2	N/A	2009	N/A
Currencies (FX) closed to mature	Non accounting	$1,841.9	$1,872.6	$1,866.2	-$30.7	-$24.3	2009	N/A
Cross Currency Swaps (CCS)	Non accounting	$1,840.4	$1,801.4	$1,710.9	$39.0	$129.5	2012	N/A
Aluminum Options	Non accounting	-$1,946.5	-$1,932.9	-$1,847.5	-$13.6	-$99.0	2011	N/A
Natural Gas Options	Non accounting	-$115.5	-$114.1	-$91.3	-$1.4	-$24.2	2009	N/A
Grain Swaps	Non accounting	$671.2	$808.5	$695.7	-$137.3	-$24.5	2010	N/A
Interest Rate Swap (IRS)	Non accounting	$1,600.0	$1,574.7	N/A	$25.3	N/A	2012	N/A
Embedded Derivative	Non accounting				$34.4	$51.5	2010	N/A

(1) Notional Amount equals to units for strike price.
(2) Value of Underlying Assent equivalent to the notional amount plus the fair value effect of the financial instrument.
(3) Fair Value is the gain or loss resulting of the derivate financial instrument valuation for a given period of time.
(4) Maturities per year equivalent to last year of maturity of the derivative financial instrument.

vi)	Sensitivity Analysis (Amounts expressed in millions of nominal Mexican Pesos, except for exchange rate):

The sensitivity analysis only considers the ineffective portion of the Company hedge structure. We assume movements in the direction opposite to our hedges, holding all other variables constant.

The following tables illustrate the sensitivity analysis for the instruments that do not qualify as accounting hedges.

a)	Commodity Price Contracts

Ineffective Hedges	Fair Value as Sep-30-08	Scenarios			Underlying Asset
		10%	25%	50%
Aluminum	-13.6	-18.5	-15.0	-9.4	Price Aluminum
Gas	-1.4	-0.9	-0.7	-0.5	Price Gas
Grains	-137.3	-188.1	-265.1	-393.5	Price Grains
Total	-152.3	-207.5	-280.9	-403.4

The scenarios assume a percentage decrease in the fair value, of the price at which the derivative was contracted and do not reflect the impact against the average price paid for the commodity as of September 30, 2008.

b)	Cross Currency swaps to convert debt in Pesos to Dollars.

Market Variable	As 30-Sep-08 FX:10.79	Probable Scenario FX:13.00	Possible Scenario FX:13.50	Stress Scenario FX:16.20
Fair Value	39.0	-336.4	-421.4	-880.4
Income Statement Effect (1)		-375.4	-460.4	-919.4
(1)  Includes effect recorded as of September 30, 2008.

c)	Forwards to convert debt in Pesos to Dollars.

Market Variable	As Sep-30-08 FX:10.79	Probable Scenario FX:13.00	Possible Scenario FX:13.50	Stress Scenario FX:16.20
Fair Value	-117.9	-458.7	-535.9	-952.7
Income Statement Effect (1)		-340.9	-418.0	-834.8
(1)  Includes effect recorded as of September 30, 2008.

d)	Swaps of interest rates used to convert fixed rate debt in Pesos to variable rate debt in Pesos.

Market Variable	As Sep-30-08 5YTIIE: 8.65%	Probable Scenario 5YTIIE: 9.00%	Possible Scenario 5YTIIE: 10.85%	Stress Scenario 5YTIIE: 13.00%
Fair Value	25.4	8.9	-77.8	-178.7
Income Statement Effect (1)		-16.4	-103.2	-204.0
(1)  Includes effect recorded as of September 30, 2008.

The Company considers that for its position in derivate hedging instruments, the effectiveness analyses are significantly robust and demonstrate the elimination of risk in potential variations in the fluctuation in the market level of its primary positions.

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FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico, with presence in Brazil, and an important beer exporter to the United States and other countries; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 6,000 stores.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  December 16, 2008